September 25, 2007	Writer’s Direct Contact
858.314.5458
slucier@mofo.com

Via Edgar and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

Attention:	Ms. Rebekah Toton

Re:	Southridge Technology Group, Inc. (the “Company”)
Preliminary Proxy Statement
Filed September 6, 2007
File No. 0-52454

Ladies and Gentlemen:

Reference is made to the Preliminary Proxy Statement filed by the Company on September 6, 2007 (the “Preliminary Proxy Statement”). Capitalized terms not otherwise defined herein shall have the same meaning given in the Preliminary Proxy Statement. This letter is being filed in response to oral comments relating to the Preliminary Proxy Statement that were given by the staff of the Securities and Exchange Commission (the “Staff”) on September 14, 2007. The comments given by the Staff have been incorporated into this response letter for your convenience.

1.
Please expand the discussion regarding the recent changes in the Company’s management, ownership and business in connection with the acquisition of RxElite Holdings Inc., and other recent events as necessary to understanding the Company’s current status and plans.

Response to Oral Comment #1

In response to the Staff’s comment, the Company has revised the Proposal to expand the discussion of the recent changes in management, ownership and business.

Securities and Exchange Commission
September 25, 2007
Page Two

2.	If true, please state that the company has no current plans, proposals, discussions or arrangements to issue the additional shares of common stock.

Response to Oral Comment #2

In response to the Staff’s comment, the Company has revised the Proposal to state that it does not have any current plans, proposals, discussions or arrangements to issue the additional shares of common stock other than the issuance of shares of common stock (i) upon the exercise of the Warrants or options issued or to be issued under the Company’s 2007 Incentive Stock Plan and (ii) pursuant to a Letter of Intent, between Minrad International, Inc. and RxElite.

3.	Please provide appropriate disclosure as required under Item 11 of Schedule 14A regarding the authorization or issuance of the common stock otherwise than for exchange.

Response to Oral Comment #3

The Company respectfully advises the Staff that it has revised the Proposal to provide the disclosure required by Item 11 of Schedule 14A, including the following items:

(a) The title and amount of securities that the Company is seeking to be authorized to issue is 102,000,000 additional shares of the Company’s common stock. The Company has 83,755,554 shares of the Company’s common stock issued and outstanding, has reserved 14,873,883 shares of the Company’s common stock for issuance under the Company’s 2007 Incentive Stock Plan and anticipates issuing up to an aggregate of 25,177,817 shares of the Company’s common stock if all outstanding Warrants are exercised and 7,333,333 shares of the Company’s common stock pursuant to a Letter of Intent, between Minrad International, Inc. and RxElite.

(b) Each additional share of the Company’s common stock authorized by the Amended Certificate or issued pursuant to the exercise of the Warrants will have the same rights and privileges as each share of common stock currently authorized or outstanding. The holders of common stock have no preemptive rights.

(c) If the Warrants were fully exercised, the Company would receive approximately $20.3 million. Such proceeds, if received, will be used for general corporate purposes.

(d) The Warrants were issued as part of the Private Placement and the shares authorized by the Amended Certificate will be issued upon exercise thereof and not in a public offering.

Securities and Exchange Commission
September 25, 2007
Page Three

4.	Please provide appropriate disclosure as required under Item 13 of Schedule 14A or explain why such disclosure is not required.

Response to Oral Comment #4

The Company respectfully submits to the Staff that disclosure under Item 13 is not required to be included in this filing. Instruction 1 to Item 13 provides that the disclosure otherwise required under Item 13(a) is not required when “the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction.” In addition, Interpretation N.41 of the Manual of Publicly Available Telephone Interpretations indicates that “a proxy statement seeking shareholder approval of an increase in authorized common shares… would not require the inclusion or incorporation of financial statements.” Moreover, page 1-3 of the publicly available Division of Corporation Finance Accounting Disclosure Rules and Practices Training Manual states, “[f]or actions other than business combinations, financial statements are not required if they would not be material for the exercise of prudent judgment concerning the matter to be acted upon, like authorization or issuance of securities for cash.” (the manual is available on www.theCorporateCounsel.net).

The Company respectfully advises the Staff that the shares sought to be authorized by the Amended Certificate are going to be issued for cash, and are not going to be issued in connection with an exchange, merger, consolidation, acquisition or similar transaction. The Warrants were either (i) pre-existing obligations assumed from RxElite by the Company; (ii) issued as part of the Private Placement that was effected following the Merger or (iii) issued to advisors of RxElite and former stockholders of RxElite pursuant to RxElite’s pre-Merger agreements for services rendered. The common stock underlying the Warrants will be issued for cash upon payment of an aggregate exercise price of approximately $20.3 million. None of the additional shares of common stock being authorized are anticipated to be issued in any exchange, merger, consolidation, acquisition or similar transaction.

In contrast to the example enumerated in Note A to Schedule 14A (i.e., the shares sought to be authorized will be used to acquire another company), the Merger has already been consummated and all appropriate disclosures were made in the Company’s Form 8-K filed with respect to the Merger on July 17, 2007 (as amended to date), including the required financial statements. Accordingly, Note A to Schedule 14A would not require Item 13 disclosure and, as discussed above, Instruction 1 to Item 13 would allow the omission of financial statements. The mere fact that the Company assumed pre-existing obligations to issue common stock upon the exercise of the Warrants should not cause the retroactive application of Note A to Schedule 14A. Similarly, the warrants that the Company issued in connection with the Private Placement were issued after the Merger as part of a capital raising transaction. As a result of these facts, the Company has determined that the issuance of the additional shares of common stock sought to be authorized by the Amended Certificate, will not be issued in an exchange, merger, consolidation, acquisition or similar transaction. Consequently, the Company believes that it is not required to provide the financial statements otherwise required by Item 13(a).

Securities and Exchange Commission
September 25, 2007
Page Four

* * * * * *

We appreciate your assistance with the Preliminary Proxy Statement. Enclosed herewith is a legal blackline of the Preliminary Proxy Statement showing the changes made as described above. Please direct any further comments or questions to me at (858) 314-5458.

Sincerely,

/s/ Sebastian E. Lucier

Sebastian E. Lucier

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

INFORMATION REQUIRED IN CONSENT SOLICITATION STATEMENT
SCHEDULE 14A INFORMATION

Consent Solicitation Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to x§240.14a-12

SOUTHRIDGE TECHNOLOGY GROUP, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1)	Title of each class of securities to which transaction applies:

2)	Aggregate number of securities to which transaction applies:

3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0 - 1I (set forth the amount on which the filing fee is calculated and state how it was determined):

4)	Proposed maximum aggregate value of transaction:

5)	Total fee paid:

SEC1913 (01-07)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

☐	Fee paid previously with preliminary materials.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:

2)	Form, Schedule or Registration Statement No.:

3)	Filing Party:

4)	Date Filed:

SOUTHRIDGE TECHNOLOGY GROUP, INC.
1404 North Main, Suite 200
Meridian, Idaho ~~93642~~83642

To Our Stockholders:

In connection with the closing of our acquisition of RxElite Holdings Inc. by virtue of the merger of our wholly-owned subsidiary, RxElite Acquisition Corp. into RxElite Holdings Inc., our Board of Directors has approved, and is seeking stockholder approval for an amendment to our certificate of incorporation to (1) change our name from Southridge Technology Group, Inc. to RxElite, Inc., and (2) increase the number of authorized shares of our common stock from 98,000,000 to 200,000,000 (the “Proposal”). During the next year, we plan to take various steps to strengthen the name recognition of RxElite, Inc. within its industry and in the financial markets. As part of this effort, we desire to ensure that the name under which we are registered, our trading symbol and the name under which we do business all tie in as closely as possible to the “RxElite” name and mark.

In order to gain approval for the Proposal as quickly and efficiently has possible, the Board of Directors has determined to seek approval by majority written consent. We are not holding a meeting of stockholders in connection with the Proposal. We will, however, hold an annual meeting in 2008 in order to consider other matters of importance to the stockholders at a date to be determined.

By means of this consent solicitation, you are being asked to approve the Proposal. Our Board of Directors unanimously recommends that you consent to the Proposal.

The Consent Solicitation Statement on the following pages describes the Proposal being presented to you in this consent solicitation in greater detail.

Our Board of Directors requests that you sign, date and return your consent in the enclosed envelope as soon as possible.

October 8, 2007

~~Daniel Chen~~
~~Chairman, Chief Executive Officer, Chief Financial Officer and Treasurer~~

Jonathan Houssian
President

SOUTHRIDGE TECHNOLOGY GROUP, INC.
1404 North Main, Suite 200
Meridian, Idaho ~~93642~~83642
_______________________________

CONSENT SOLICITATION STATEMENT

OCTOBER 8, 2007
_______________________________

GENERAL INFORMATION

Information Regarding Consents

This Consent Solicitation Statement is furnished in connection with the solicitation of stockholder consents by the Board of Directors of Southridge Technology Group, Inc. Our Board is soliciting these consents in lieu of a meeting of stockholders in order to obtain our stockholders’ approval of an amendment to our certificate of incorporation to (1) change our name from Southridge Technology Group, Inc. to RxElite, Inc. and (2) increase the number of authorized shares of our common stock from 98,000,000 to 200,000,000 (the “Proposal”).

We intend to first mail this Consent Solicitation Statement and accompanying consent on or about October 8, 2007 to all stockholders entitled to vote. Only stockholders of record at the close of business on our record date of August 31, 2007 will be entitled to submit a written consent.

We are incorporated in the State of Delaware and are therefore subject to Title 8 of the Delaware Code. Section 228 of the Delaware General Corporation Law permits our stockholders to take action without a meeting if the votes represented by consents in writing, setting forth the action so taken, represent a majority of our voting power. Our Board of Directors has determined that the consents must be received on or before October 23, 2007; however, this date may be extended by our Board of Directors in its sole discretion. Accordingly, if we receive executed consents approving the Proposal from the holders of a majority of the outstanding shares of our common stock on or before October 23, 2007 (unless the Board extends this date), the Proposal set forth herein will be approved.

Voting and Revocability of Consents

All written consents that we receive, regardless of when dated, will expire unless valid, written and unrevoked consents constituting the necessary vote for approval of the Proposal are received by us by October 23, 2007 (unless this date is extended by our Board of Directors). You may revoke your consent at any time, provided that we receive a written, signed and dated revocation before the earlier of (i) the date we receive valid, written and unrevoked consents constituting the necessary vote for approval of the Proposal or (ii) October 23, 2007 (or, if this date is extended by our Board of Directors, such later date). A revocation may be in any written form validly signed by you, as long as it clearly states that the consent previously given is no longer effective. The revocation should be sent to ~~Daniel Chen~~Earl Sullivan, Chief ~~Executive~~Operating Officer, Southridge Technology Group, Inc., 1404 North Main, Suite 200, Meridian, Idaho ~~93642.~~83642.

We will pay the costs of soliciting these consents. In addition to soliciting consents by mail, our officers, directors and other regular employees, without additional compensation, may solicit consents personally, by facsimile, by email or by other appropriate means. Banks, brokers, fiduciaries and other custodians and nominees who forward consent soliciting material to their principals will be reimbursed their customary and reasonable out-of-pocket expenses.

Record Date and Consent Rights

Only our stockholders of record as of the close of business on the record date, August 31, 2007, will be entitled to submit a consent on the accompanying form. On that date, there were outstanding 83,755,543 shares of our common stock. Each share of common stock is entitled to one vote in the consent solicitation. Consents evidencing a majority of the shares entitled to vote are required in order to approve the Proposal. To be counted toward the votes required for approval of the Proposal, your consent must be delivered to us on or before October 23, 2007 (unless this date is extended by our Board of Directors). Under Delaware law and our charter documents, abstentions and broker non-votes will have the same effect as withheld consents.

PROPOSAL 1

PROPOSAL TO AMEND OUR CERTIFICATE OF INCORPORATION
TO CHANGE OUR NAME AND INCREASE THE NUMBER OF AUTHORIZED
SHARES OF OUR COMMON STOCK

Our Board of Directors has proposed to amend our Certificate of Incorporation to change our name from Southridge Technology Group, Inc. to RxElite, Inc., and to increase the number of authorized shares of our common stock from 98,000,000 to 200,000,000. A copy of the proposed Certificate of Amendment to the Certificate of Incorporation (the “Amended Certificate”) is attached to the form of Written Consent of Stockholder of Southridge Technology Group, Inc. enclosed herewith as Exhibit A.

The Name Change

Purpose of Proposed Name Change

~~As a result of the Merger (as defined below) of our wholly-owned~~On July 13, 2007, we entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with RxElite Holdings Inc., a privately held Delaware corporation (“RxElite”), and RxElite Acquisition Corp., our newly formed, wholly-owned Delaware subsidiary~~,~~ pursuant to which RxElite Acquisition Corp. merged with and into RxElite ~~Holdings Inc., we acquired the business operations of RxElite Holdings Inc. and~~(the “Merger”). In connection with the Merger, we discontinued our pre-Merger business of providing customized computing and communications services and solutions for small to medium-sized businesses and transferred all pre-Merger operating assets and liabilities to STG Holdings, Inc., a Delaware corporation formed by Joseph M. Garzi, our pre-Merger Chief Executive Officer and sole member of our pre-Merger Board of Directors (the “Spin-Off”).

Following the Merger, Spin-Off and Private Placement (as defined below), the former stockholders of RxElite hold approximately 31% of our issued and outstanding stock. In addition, our primary business unit ~~became~~is now the business previously conducted by RxElite ~~Holdings Inc. Whereas, prior to the Merger, we provided customized computing and communications services and solutions for small to medium-sized businesses, our business now focuses on~~- the development, manufacturing and marketing of generic prescription drug products ~~conducted by our wholly owned subsidiary RxElite Holdings Inc~~(the “Current Business”). In order to pursue effectively the Current Business, Mr. Garzi resigned as our sole officer and director, and the officers and directors of RxElite, each of whom have significant experience in the Current Business, became our officers and directors.

The purpose of the name change is to identify us by a name that more accurately reflects the nature of ~~our current business~~the Current Business. During the next year, we plan to take various steps to strengthen the name recognition of RxElite within its industry and in the financial markets. As part of this effort, we desire to ensure that the name under which we are registered, our trading symbol and the name under which we do business all tie in as closely as possible to the “RxElite” name and mark.

If the name change is approved, we will request a new ticker symbol that more closely resembles the new name. Our wholly-owned subsidiary will continue to be called RxElite Holdings Inc. and will continue to be our main operating company.

Exchange of Share Certificates

If the name change is approved by our stockholders, validly issued certificates representing shares of common stock of Southridge Technology Group, Inc. will for all purposes be recognized as validly issued certificates of RxElite, Inc. and will represent one (1) share of common stock of RxElite, Inc. for each share of common stock of Southridge Technology Group, Inc. represented by such certificate. Each holder of record of a certificate for one or more shares of our common stock as of the effective date of the name change will be entitled to receive, as soon as practicable, and upon surrender of each such certificate to our transfer agent, Empire Stock Transfer, 2470 St. Rose Pkwy, Suite 304, Henderson, NV 89074, a certificate or certificates with the name RxElite, Inc. for each share of common stock of Southridge Technology Group, Inc. represented by the certificate of such holder immediately prior to the effective date of the name change. Any legends set forth on any existing certificate will also be set forth on the corresponding replacement certificate.

Exchange of Warrants and Options

If the name change is approved by our stockholders, each validly issued warrant and option to purchase shares of common stock of Southridge Technology Group, Inc. will for all purposes be recognized as validly issued warrants or options to purchase shares of RxElite, Inc. and will represent the right to purchase one (1) share of common stock of RxElite, Inc. for each share of common stock of Southridge Technology Group, Inc. represented by such warrant or option. Each holder of a warrant or option to purchase shares of our common stock as of the effective date of the name change will be entitled to receive, as soon as practicable, and upon surrender of each such warrant or option to Ric Tener, 1404 North Main, Suite 200, Meridian, Idaho ~~93642,~~83642, a warrant or option with the name RxElite, Inc. in place of Southridge Technology Group, Inc.

The Increase in the Number of Authorized Shares of our Common Stock

We are seeking to increase the number of authorized shares of our common stock from 98,000,000 to 200,000,000 in order to allow for the exercise of ~~certain~~an aggregate of 25,177,817 warrants to purchase our common stock (the “Warrants”) consisting of (i) 7,413,873 warrants to purchase our common stock which we assumed in the Merger, (ii) 10,501,976 warrants to purchase our common stock issued by us in a $12,602,365 private placement of our common stock and warrants to purchase our common stock effected immediately following the Merger and Spin-Off (the “Private Placement”), and (iii) 7,261,968 warrants to purchase common stock issued by us in certain transactions immediately following the Merger and Spin-Off. As of the Record Date, in addition to the Warrants, we have 83,755,554 shares of our common stock issued and outstanding, 14,873,883 shares of our common stock reserved for issuance under our 2007 Incentive Stock Plan, of which 2,482,850 options to purchase shares of our common stock are issued and outstanding and are obligated to issue 7,333,333 shares of our common stock pursuant to a certain Letter of Intent, between Minrad International, Inc. and RxElite (the “Minrad Letter”). Although the terms of the Warrants do not permit their exercise prior to the approval and filing of the Amended Certificate, the exercise of all warrants issued and outstanding, the issuance of all the shares of our common stock reserved under our 2007 Stock Incentive Plan and the issuance of the shares of our common stock pursuant to the Minrad Letter, would, in the aggregate, require us to issue 33,140,587 more shares of common stock than is currently authorized under our current certificate of incorporation.

If the Warrants were fully exercised, we would receive approximately $20.3 million. We anticipate that if such proceeds were received by us they would be used for general corporate purposes.

Following the amendment, if approved, each additional share of our common stock authorized by the amendment to the certificate of incorporation will have the same rights and privileges as each share of common stock currently authorized or outstanding. The holders of common stock have no preemptive rights. Authorized but unissued shares of our common stock may be issued at such times, for such purposes and for such consideration as our Board of Directors may determine to be appropriate without further authority from our stockholders, except as otherwise required by applicable law or stock exchange policies.

~~The adoption of this~~Although we will have 68,859,413 shares of common stock available for issuance following the proposed amendment to our certificate of incorporation ~~will result in a greater number of~~and after giving effect to all our obligations to issue shares of our common stock ~~available for issuance. There~~as discussed above, there are no current plans, proposals, discussions or arrangements to issue ~~additional shares of common stock (other than those shares of common stock issuable if current outstanding warrants or options~~ shares of common stock in a stock dividend or stock split, equity financing, investment, acquisition, other potential equity transaction or otherwise. Other than our obligation to issue shares of common stock (i) upon the exercise of the Warrants (ii) upon the exercise of options issued or to be issued under our 2007 Incentive Stock Plan ~~are exercised)~~and (iii) pursuant to the Minrad Letter, we do not have any obligations to issue shares of our common stock. The Board believes that the proposed increase to 200,000,000 authorized shares of common stock is desirable so that, as the need may arise in the future, we will have the flexibility to issue shares of common stock without additional expense or delay in connection with possible future stock dividends or stock splits, equity financings, future opportunities for expanding our business through investments or acquisitions, management incentive and employee benefit plans and for other general corporate purposes.

The adoption of this proposed amendment to our certificate of incorporation will result in a greater number of shares of common stock available for issuance. If additional shares of common stock are issued in the future, stockholders would experience a proportionate reduction in their stockholders’ interest with respect to earnings per share, voting, liquidation value and book and market value per share if the additional authorized shares are issued other than through a proportional issuance such as a stock split or stock dividend.

Another effect of such increase may be to enable our Board of Directors to render more difficult or to discourage any attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of present management. Our Board of Directors have no such plans at this time. However, the increase in the number of authorized shares of our common stock will allow our Board of Directors to have additional shares of common stock available to effect, unless prohibited by applicable law or other arrangements or restrictions, a sale of shares (either in public or private transactions), merger, consolidation or similar transaction in which the number of our outstanding shares would be increased and would thereby dilute the interest of a party attempting to obtain control of us.

Each additional share of our common stock authorized by the Amended Certificate will have the same rights and privileges as each share of common stock currently authorized or outstanding. The holders of common stock have no preemptive rights. Authorized but unissued shares of our common stock may be issued at such times, for such purposes and for such consideration as the Board may determine to be appropriate without further authority from our stockholders, except as otherwise required by applicable law or stock exchange policies.

No Rights of Appraisal

Under applicable Delaware corporation law, our non-consenting stockholders are not entitled to appraisal rights with respect to the Amended Certificate, and we will not independently provide our stockholders with any such right.

Required Vote

The affirmative vote of the holders of a majority of the shares of our common stock as of the record date is required to approve the amendment to our certificate of incorporation. Abstentions and broker non-votes will have the same effect as “no” votes on this proposal.

Effective Time of the Amendment

If stockholder approval is obtained, we plan to file the Amended Certificate effecting the name change and the increase in the number of authorized shares of our common stock on the later of October 24, 2007 or the earliest date permitted by law.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU CONSENT TO THE APPROVAL OF THE CERTIFICATE OF AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO (1) CHANGE OUR NAME FROM SOUTHRIDGE TECHNOLOGY GROUP, INC. TO RXELITE, INC. AND (2) INCREASE THE NUMBER OF AUTHORIZED SHARES OF OUR COMMON STOCK FROM 98,000,000 TO 200,000,000.

Security Ownership of Certain Beneficial Owners and Management

As of August 31, 2007 the following persons were directors and Named Executive Officers or others with beneficial ownership of five percent or more of our common stock. The information set forth below has been determined in accordance with Rule 13d-3 under the Exchange Act based upon information furnished to us or to the SEC by the persons listed. Unless otherwise noted in the footnotes to the table, each person has sole voting and investment power as to all of the shares owned. The address of each person is 1404 N. Main Street, Ste 200, Meridian, Idaho 83642 unless otherwise specified.

Beneficial Owner	Shares Beneficially Owned	Percent of Class
Directors
Daniel Chen (1)	9,582,257	10.52%
Jonathan Houssian (2)	7,656,564	8.41%
Mark Auerbach (3)	474,999	*
Peter Williams (4)	64,501	*
David Rector	-	*
Named Executive Officers
Earl Sullivan (5)	1,040,996	*
Patrick Poisson	-	*
Other Beneficial Owners
BTR Global Opportunity Trading Limited (6)	6,250,000	6.95%
__________________

* Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)
Includes (i) 8,579,450 shares held by Daniel Chen and (ii) 1,002,807 shares issuable upon exercise of warrants. The two year term of these warrants will not begin and they will not be exercisable until the effectiveness of the amendment to our certificate of incorporation.

(2)
Jonathan Houssian, the Managing Member of Tiburon LLC, exercises sole vote and dispositive power with respect to the shares held by Tiburon LLC. Includes (i) 7,123,659 shares held by Tiburon LLC and (ii) 532,905 shares issuable upon exercise of warrants held by Tiburon LLC. The two year term of these warrants will not begin and they will not be exercisable until the effectiveness of the amendment to our certificate of incorporation.

(3)
Includes (i) 316,666 shares held by Susan Auerbach and (ii) 158,333 shares issuable upon exercise of warrants held by Susan Auerbach. The two year term of these warrants will not begin and they will not be exercisable until the effectiveness of the amendment to our certificate of incorporation. Susan Auerbach is the wife of Mark Auerbach and exercises sole voting and dispositive power with the respect to shares held by her.

(4)
Includes (i) 41,667 shares held by Peter Williams and (ii) 22,834 shares issuable upon exercise of warrants held by Peter Williams. The two year term of these warrants will not begin and they will not be exercisable until the effectiveness of the amendment to our certificate of incorporation. All shares of Common Stock are held as tenants in common by Mr. Williams and members of his family in which Mr. Williams has a 20% beneficial ownership interest.

(5)	Includes (i) 970,036 shares held by Earl Sullivan and (ii) 70,960 shares issuable upon exercise of warrants.

(6)
Danny Guy, the Managing Member of Salida Capital LLC, the investment advisor of BTR Global Opportunity Trading Limited (“BTR Opportunity”), exercises sole vote and dispositive power with respect to the shares held by BTR Opportunity. BTR Opportunity is owned and ultimately controlled by BTR Capital Limited. Includes (i) 4,166,667 shares held by BTR Opportunity, and (ii) 2,083,333 shares issuable upon exercise of warrants. The two year term of these warrants will not begin and they will not be exercisable until the effectiveness of the amendment to our certificate of incorporation. BTR Opportunity’s address is c/o Ogier Fiduciary Services (Cayman) Limited Queensgate House, 5th Floor 113 South Church Street P.O. Box 1234 GT George Town, Grand Cayman, Cayman Islands.

Other than the Merger, a change in control has not occurred since the beginning of our last fiscal year. We currently do not have any arrangements which may result in a change in control.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at our Annual Meeting of Stockholders to be held in 2008 must be received by us a reasonable amount of time prior to when we begin to print and send our proxy materials for such meeting. These proposals must comply with the requirements as to form and substance established by the SEC for such proposals in order to be included in the proxy statement. If the stockholder fails to give notice a reasonable time prior to when we begin to print and send our proxy materials for such meeting, then the persons named as proxies in the proxies solicited by the Board of Directors for the 2008 Annual Meeting may exercise discretionary voting power regarding any such proposal.

WRITTEN CONSENT OF STOCKHOLDERS OF
SOUTHRIDGE TECHNOLOGY GROUP, INC.

THIS CONSENT IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned, being a stockholder of record of Southridge Technology Group, Inc. (the “Company”) as of August 31, 2007, hereby takes the following action, pursuant to Section 228 of the Delaware General Corporation Law, with respect to all shares of common stock of the Company (“Common Stock”) held by the undersigned, in connection with the solicitation by the Board of Directors of the Company of written consents, pursuant to Section 228 of Title 8 of the Delaware Code, to the amendment to the Company’s certificate of incorporation to (1) change the Company’s name from Southridge Technology Group, Inc. to RxElite, Inc. and (2) increase the number of authorized shares of the Company’s common stock from 98,000,000 to 200,000,000, as the same are described in the Company’s Consent Solicitation Statement dated October 8, 2007, without a meeting.

(Place an “X” in the appropriate box)

The Board of Directors recommends that Stockholders CONSENT to the proposed amendments.

Proposal 1.
Proposal to amend the Certificate of Incorporation of the Company to (1) change the Company’s name from Southridge Technology Group, Inc. to RxElite, Inc. and (2) increase the number of authorized shares of the Company’s common stock from 98,000,000 to 200,000,000.

RESOLVED, that the Certificate of Amendment to the Certificate of Incorporation of the Company, attached hereto as Exhibit A, is hereby approved and adopted in all respects.

☐ CONSENT/FOR ☐ CONSENT WITHHELD/AGAINST ☐ ABSTAIN

INSTRUCTIONS: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE APPROVAL OF THE PROPOSED AMENDMENT, CHECK THE APPROPRIATE BOX ABOVE. IF NO BOX IS MARKED ABOVE WITH RESPECT TO THE PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO HAVE CONSENTED TO THE PROPOSAL.

PLEASE DATE, SIGN AND MAIL THIS CONSENT PROMPTLY, USING THE ENCLOSED ENVELOPE.

Dated: ______________, 2007

[print name of record stockholder as set forth on stock certificate]	[signature of record stockholder or person authorized to sign on behalf of record stockholder]

[title or authority of authorized person, if applicable]	[signature, if held jointly]

If an individual, please sign exactly as the name appears on the certificate representing your shares of Common Stock. If a corporation, partnership, trust, limited liability company or other entity, please identify the entity as the name appears on the certificate representing your shares of Common Stock, cause an authorized person to sign on behalf of the entity, and clearly identify the title of such authorized person. This Written Consent of Stockholders shall vote all shares to which the signatory is entitled. This Written Consent of Stockholders, together with all written consents in substantially the same form, shall be treated as a single consent of stockholders.

EXHIBIT A

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION
OF
RxELITE, INC.